Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Quest Rare Minerals Ltd.

(An Exploration & Development Stage Corporation)

For the three and nine-months ended July 31, 2014

(Unaudited)

INDEX

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 – 28

NOTICE TO READER

Management has compiled the unaudited condensed interim financial statements of Quest Rare Minerals Ltd. as at July 31, 2014 and for the three and nine-month periods then ended. These condensed interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS

OF FINANCIAL POSITION

(UNAUDITED)

	July 31, 2014 $	October 31, 2013 $

ASSETS
Current assets
Cash and cash equivalents [notes 7 and 10]	3,617,412	7,269,170
Investments [note 10]	1,900	1,600
Prepaid expenses and deposits	507,556	413,560
Commodity taxes and other receivables	252,968	594,525
Tax credits receivable [note 4]	5,485,244	6,985,244

	9,865,080	15,264,099
Non-current assets
Tax credits receivable [note 4]	3,792,225	3,237,225
Exploration and evaluation assets [note 4]	65,292,134	58,400,176
Other non-current assets [note 5]	362,309	—

Total assets	79,311,748	76,901,500

EQUITY AND LIABILITIES
Current liabilities
Loan facility [note 7]	4,338,793	—
Accounts payable and accrued liabilities [note 9]	1,625,813	3,357,441
Premium liabilities	72,180	282,519

Total liabilities	6,036,786	3,639,960

Equity
Share capital	80,897,992	79,436,141
Warrants	606,915	59,948
Contributed surplus	21,519,342	21,106,068
Deficit	(29,749,287)	(27,340,617)

Total equity	73,274,962	73,261,540

Total equity and liabilities	79,311,748	76,901,500

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(UNAUDITED)

	Three months ended July 31		Nine months ended July 31
	2014 $	2013 $	2014 $	2013 $
REVENUES	—	—	—	—

EXPENSES
Professional fees [note 9]	72,124	138,029	388,380	388,337
Investor relations [notes 6 and 9]	199,748	259,908	750,061	1,187,754
Administration expenses [notes 6 and 9]	414,880	320,769	1,207,330	984,516
Impairment of exploration and evaluation assets [note 4]	9,939	537,379	146,499	781,333

	696,691	1,256,085	2,492,270	3,341,940

Operating loss	(696,691)	(1,256,085)	(2,492,270)	(3,341,940)

Finance income	9,038	78,558	34,702	202,551
Finance expense [note 7]	(92,943)	—	(161,741)	—
Unrealized gain (loss) on investments held for trading [note 10]	(250)	(1,000)	300	(8,250)
Premium liabilities related income	55,799	—	210,339	—

	(28,356)	77,558	83,600	194,301

Net loss and comprehensive loss for the period	(725,047)	(1,178,527)	(2,408,670)	(3,147,639)

Net loss per share
Basic and fully diluted	(0.01)	(0.02)	(0.04)	(0.05)

Weighted average number of outstanding shares
Basic and fully diluted	69,231,502	62,490,816	67,999,646	62,196,070

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share capital		Warrants		Contributed surplus $	Deficit $	Total $
	#	$	#	$
Balance – November 1, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares under flow-through arrangements [note 8]	4,065,360	1,742,297	—	—	—	—	1,742,297
Issuance of shares and warrants [note 8]	1,012,000	433,714	506,000	72,286	—	—	506,000
Issuance of shares for stock options [note 8]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 8]	—	—	—	—	16,357	—	16,357
Share issue costs [note 8]	—	(349,360)	—	(11,606)	—	—	(360,966)
Share issue costs – options issued to brokers [note 8]	—	—	—	—	71,083	—	71,083
Net loss for the period	—	—	—	—	—	(3,147,639)	(3,147,639)

Balance – July 31, 2013	67,237,044	79,458,171	506,000	60,680	21,091,102	(26,506,367)	74,103,586

Balance – November 1, 2013	67,237,044	79,436,141	506,000	59,948	21,106,068	(27,340,617)	73,261,540
Issuance of shares and warrants [note 8]	11,025,485	2,150,926	11,025,485	825,955	—	—	2,976,881
Issuance of shares for stock options [note 8]	316,667	37,453	—	—	(5,786)	—	31,667
Stock-based compensation [note 8]	—	—	—	—	297,071	—	297,071
Share issue costs [note 8]	—	(726,528)	—	(278,988)	—	—	(1,005,516)
Share issue costs – units issued to brokers [note 8]	—	—	—	—	121,989	—	121,989
Net loss for the period	—	—	—	—	—	(2,408,670)	(2,408,670)

Balance – July 31, 2014	78,579,196	80,897,992	11,531,485	606,915	21,519,342	(29,749,287)	73,274,962

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine months ended July 31
	2014 $	2013 $
OPERATING ACTIVITIES
Net loss	(2,408,670)	(3,147,639)
Items not impacting cash:
Impairment of exploration and evaluation assets	146,499	781,333
Unrealized (gain) loss on investments held for trading	(300)	8,250
Stock-based compensation	—	(91,758)

	(2,262,471)	(2,449,814)
Net change in non-cash working capital items	(802,372)	611,449

Net cash flows used in operating activities	(3,064,843)	(1,838,365)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 4]	(7,140,327)	(19,382,746)
Government credits	—	3,589,711
Increase in non-current assets	(258,794)	—
Disposal of investments	—	4,000,000

Net cash flows used in investing activities	(7,399,121)	(11,793,035)

FINANCING ACTIVITIES
Proceeds from the issuance of shares and warrants	2,976,881	506,000
Proceeds from the issuance of shares under flow-through arrangements	—	2,235,948
Proceeds from exercise of share options [note 8]	31,667	12,000
Share issue costs [note 8]	(735,213)	(315,721)
Increase in loan facility [note 7]	4,338,793	—

Net cash flows from financing activities	6,612,128	2,438,227

Net decrease in cash and cash equivalents	(3,651,758)	(11,193,173)
Cash and cash equivalents, beginning of period	7,269,170	22,423,970

Cash and cash equivalents, end of period	3,617,412	11,230,797

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Quest Rare Minerals Ltd. [“Quest” or the “Parent”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of Quest is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. Quest is a publicly-listed Corporation and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

Quest is a Canadian-based exploration and development company which, together with its wholly-owned subsidiary, QTM Extraction Ltd [“QTM” or the “Subsidiary”], is focused on the development of its Strange Lake rare earth deposit in northeastern Québec and the identification and discovery of new rare earth element (“REE”) deposit opportunities. The Parent and its Subsidiary [collectively the “Corporation”] is currently advancing several projects in Canada as described in note 4. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec. QTM was incorporated as a vehicle to hold and operate the Corporation’s assets related to the processing of ore as part the Corporation’s Strange Lake project.

Going Concern Uncertainty

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY [Cont’d]

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in the next twelve months. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing. In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in the nine-months ended July 31, 2014 and the year ended October 31, 2013 of $2,408,670 and $3,981,889, respectively. These recurring losses and the need for continued financing to further successful exploration and development activities indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values and classifications of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim consolidated financial statements of the Corporation for the three and nine-months ended July 31, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the financial statements for the year ended October 31, 2013 except for the new standards and interpretations effective November 1, 2013. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013 which have been prepared in accordance with IFRS, as issued by the IASB.

The Board of Directors approved these condensed interim consolidated financial statements effective September 8, 2014.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

Adoption of new standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time would be presented separately from items that will never be reclassified such as remeasurement gain (loss) on employee benefits. The Corporation adopted IAS 1 on November 1, 2013 and the amendment affects presentation only and therefore had no impact on the Corporation’s condensed interim consolidated financial statements.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the consolidated financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntary comparative information does not need to be presented in a complete set of financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities. IFRS 10 replaces the parts of previously existing IAS 27, Consolidated and Separate Financial Statements, that dealt with consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: a) an investor has power over the investee; b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Corporation adopted IFRS 11 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. The Corporation adopted IFRS 12 on November 1, 2013. None of these disclosures requirements are applicable for condensed interim consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, in the absence of such events, the Corporation has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also defines fair value as an exit price and also requires additional disclosures. The Corporation adopted IFRS 13 on November 1, 2013 and the application of IFRS 13 has not impacted the fair value measurements of the Corporation. See Note 10 for required disclosures.

New standards issued but not yet effective

IFRS 9 Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on November 1, 2018 for the Corporation with earlier application permitted. The Corporation is currently evaluating the impact of this standard on its consolidated financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

3. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the three and nine-month periods ended July 31 is as follows:

	Three-month period ended July 31		Nine-month period ended July 31
	2014 $	2013 $	2014 $	2013 $
Loss before income tax	(725,047)	(1,178,527)	(2,408,670)	(3,147,639)

Income tax recovery at the combined Federal and Provincial tax rate 26.68% [2013 – 26.76%]	(193,442)	(315,374)	(642,633)	(842,308)
Stock based compensation	21,762	1,891	53,381	(24,555)
Share issue costs booked through equity	(268,272)	(96,595)	(268,272)	(96,595)
Premium liability related income	(14,887)	—	(56,118)	—
Other	(1,645)	(10,127)	(7,214)	11,562
Changes in valuation allowance	456,484	420,205	920,856	951,896

Tax charge at effective income tax rate	—	—	—	—

The deferred tax asset and liability of the Corporation consist of the following:

	July 31, 2014 $	October 31, 2013 $
Future income tax assets
Non-capital loss carry-forwards	4,885,703	4,088,892
Share issue costs	350,507	265,501
Investments	5,483	5,523

	5,241,693	4,359,916

Future income tax liabilities
Exploration and evaluation assets	(2,835,143)	(2,874,223)

Net future income tax assets	2,406,550	1,485,693
Unrecognized deferred tax assets	(2,406,550)	(1,485,693)

Net future income tax assets (liabilities)	—	—

As at July 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $372,136 [October 31, 2013 – $1,953,855].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

4. EXPLORATION AND EVALUATION ASSETS

During the nine-month period ended July 31, 2014, the Corporation maintained the following properties:

	November 1, 2013	Expenditures	Tax credits	Write-down	July 31, 2014
	$	$	$	$	$
Québec
Strange Lake
Acquisition	170,375	—	—	—	170,375
Exploration	48,539,549	4,756,193	947,689	—	54,243,431

Misery Lake
Acquisition	1,911,891	—	—	—	1,911,891
Exploration	4,134,707	1,099,942	(2,170)	—	5,232,479

Other
Acquisition	—	—	—	—	—
Exploration	—	16,235	(519)	(15,716)	—

	54,756,522	5,872,370	945,000	(15,716)	61,558,176

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	350	—	(350)	—

	—	350	—	(350)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	9,326	—	(9,326)	—

	—	9,326	—	(9,326)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	1,056	—	(1,056)	—

	—	1,056	—	(1,056)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2013	Expenditures	Tax credits	Write-down	July 31, 2014
	$	$	$	$	$
Newfoundland and Labrador
Alterra – Strange Lake
Acquisition	157,870	—	—	—	157,870
Exploration	751,520	—	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	(180)	—
Exploration	6,509	—	—	(6,509)	—

Other
Acquisition	—	—	—	—	—
Exploration	—	113,362	—	(113,362)	—

	916,079	113,362	—	(120,051)	909,390

Total Properties	55,672,601	5,996,464	945,000	(146,499)	62,467,566

Stock-based compensation [note 8]	2,727,575	96,993	—	—	2,824,568

	58,400,176	6,093,457	945,000	(146,499)	65,292,134

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2013, the Corporation maintained the following properties:

	November 1, 2012	Expenditures	Tax credits	Write-down	October 31, 2013
	$	$	$	$	$

Québec
Strange Lake
Acquisition	171,302	(927)	—	—	170,375
Exploration	32,504,287	17,397,572	(1,362,310)	—	48,539,549

Misery Lake
Acquisition	1,890,499	21,392	—	—	1,911,891
Exploration	3,914,029	592,602	(371,924)	—	4,134,707

Other
Acquisition	—	—	—	—	—
Exploration	—	143,920	(67,273)	(76,647)	—

	38,480,117	18,154,559	(1,801,507)	(76,647)	54,756,522

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	40,469	—	(40,469)	—

	—	40,469	—	(40,469)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	145,633	—	(145,633)	—

	—	145,633	—	(145,633)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	63,919	—	(63,919)	—

	—	63,919	—	(63,919)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012	Expenditures	Tax credits	Write-down	October 31, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	(157,054)	—
Exploration	177,656	6,055	—	(183,711)	—

Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—

Alterra – Strange Lake
Acquisition	90,728	67,142	—	—	157,870
Exploration	751,572	(52)	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	314,350	—	(314,350)	—

	1,181,639	387,495	—	(653,055)	916,079

Total Properties	39,661,756	18,792,075	(1,801,507)	(979,723)	55,672,601

Stock-based compensation [note 8]	2,609,453	118,122	—	—	2,727,575

	42,271,209	18,910,197	(1,801,507)	(979,723)	58,400,176

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at July 31, 2014 a total of $1,197,110 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [October 31, 2013 $2,340,973]. These amounts have been excluded from the statements of cash flows.

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized. Adjustments to estimated tax credits receivable, if any, are recorded against exploration and evaluation assets.

During the nine-month period ended July 31, 2014, management revised the estimated tax credits receivable and reduced them by $1,285,000 with a corresponding increase in exploration and evaluation assets based on the eligibility of such credits. The reduction in the estimated tax credits receivable follows preliminary communications between management and representatives of Revenu Québec and relates in large part to whether expenses incurred by the Corporation in fiscal years 2012 and 2013 for bench-scale testing, product testing, metallurgical testwork and pilot plant testing are qualified expenditures.

During the nine-months ended July 31, 2014, significant changes occurred in the following properties:

Strange Lake, Québec

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 13,333 hectares. The property is a rare earth mineralized zone and consists of 294 mining claims, all of which are in Québec. During the three and nine-month periods ended July 31, 2014, 210 claims covering 9,147 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

Misery Lake, Québec

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 170 mining claims in Québec and covers an area of 8,334 hectares. During the three and nine-month periods ended July 31, 2014, nil and 754 claims respectively covering nil and 36,522 hectares respectively were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property.

Voisey’s Bay, Newfoundland and Labrador

During the nine-month period ended July 31, 2014, all 18 claims of the Corporation’s 100%-owned Voisey’s Bay property were allowed to lapse. As a result, the Corporation wrote off acquisition costs of $180 and deferred exploration expenditures of $6,509.

Other, Québec, Newfoundland and Labrador, Nova Scotia, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended July 31, 2014.

5. OTHER NON-CURRENT ASSETS

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “Agreement”). Under the Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option is for a period of one year and can be extended by QTM for up to an additional three years to November 2017 in five increments of six months each. QTM can cancel the Agreement at any time.

Payments made under the Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

6. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in investor relations and administration expenses for the three and nine-month periods ended July 31, 2014 and 2013:

	Three-month period ended July 31		Nine-month period ended July 31
	2014	2013	2014	2013
Investor relations:

Advertising	3,600	12,470	39,575	134,918
Conferences	1,693	4,025	16,468	36,415
Consulting services	24,359	31,966	85,256	80,021
Dues and subscriptions	623	7,034	13,734	15,868
Investor relations fees	5,903	—	18,096	22,034
Listing and stock transfer fees	25,284	18,233	98,854	79,241
Meetings	1,957	55,478	76,816	182,705
Printing and filing	38,811	2,183	139,661	70,124
Salaries and other employee benefits	83,002	100,210	213,204	399,199
Travel related costs	13,302	26,741	43,252	151,458
Other	1,214	1,568	5,145	15,771,

Total	199,748	259,908	750,061	1,187,754

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

6. EXPENSES BY NATURE [Cont’d]

	Three-month period ended July 31		Nine-month period ended July 31
	2014	2013	2014	2013
Administration expenses:

Office Expenses:
Salaries and other employee benefits	146,065	140,925	435,083	413,674
Directors’ fees	60,000	53,750	167,500	161,250
Directors’ and Officers’ Insurance	34,599	26,090	88,775	77,389
Rent	18,618	45,551	110,318	139,146
Telephone and internet	4,755	2,658	11,465	7,990
Travel Costs	12,720	5,826	28,271	45,263
IT Services	18,351	15,114	60,621	64,228
Education & Training	17	428	2,241	4,864
Recruitment Costs	—	10,492	5,008	50,270
Moving Expenses	21,214	—	30,924	—
Repairs & Maintenance	239	98	434	6,547
Other Office Expenses	13,230	9,492	49,537	88,119
Bank Charges	4,455	2,496	10,405	8,063
Foreign Exchange Loss	(951)	782	6,670	9,471
Stock-based compensation [note 8]	81,568	7,067	200,078	(91,758)

Total	414,880	320,769	1,207,330	984,516

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

7. LOAN FACILITY

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013, as amended on May 5, 2014, under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. Amounts drawn down under the Loan Facility must be repaid on the earlier of November 30, 2014 or upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% [October 31, 2013 – prime plus 5.5%]. The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at July 31, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at both July 31, 2014 and September 8, 2014, $4,338,793 had been drawn down pursuant to this Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at July 31, 2014.

8. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

[a] Common shares

Issuances during the three and nine-month periods ended July 31, 2014

[i]	On July 17, 2014, the Corporation completed a short-form prospectus offering by issuing 11,025,485 units at a price of $0.27, for gross proceeds of $2,976,881 of which $2,150,926 was allocated to common shares and $825,955 to warrants based on relative fair value (note 8 (c)). Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles its holder to purchase one additional common share at a price of $0.40 until July 17, 2017. The units separated into common shares and warrants immediately after the closing and the warrants commenced trading on the Toronto Stock Exchange (TSX) under the stock symbol “QRM.WT”.

Further, on July 17, 2014, the Corporation issued 613,008 broker compensation units,entitling holders to purchase units of the Corporation at a price of $0.27 per unit at any time until July 17, 2016. Each unit comprises one common share of the Corporation and one common share purchase warrant. Each common share purchase warrant would entitle its holder to purchase one additional common share of the Corporation at a price of $0.40 per share until July 17, 2017. The total fair value of broker compensation units was $121,989, allocated to contributed surplus.

The fair value of the warrants and the broker compensation units was determined based on the Black-Scholes option pricing model using the weighted average assumptions as follows:

Assumption	Share Portion of Broker units	Warrants and Warrant Portion of Broker units
Risk-free interest rate	1.00%	1.00%
Expected volatility	80%	77%
Dividend yield	Nil	Nil
Expected life [in years]	2.0	3.0
Share Price	$0.25	$0.25
Fair value at grant date	$0.10	$0.10

In connection with this financing, the Corporation paid cash commissions to agents of $165,512, issued broker compensation units of $121,989 and incurred other professional fees and expenses of $718,015 for a total of $1,005,516 which has been prorated between the share capital and warrants of $726,528 and $278,988 respectively.

As at July 31, 2014, none of the broker compensation units issued had been exercised.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

[ii]	No options were exercised during the three-month period ended July 31, 2014. During the nine-month period ended July 31, 2014, the Corporation issued 316,667 common shares at an average exercise price of $0.10 per share for a total cash amount of $31,667 for stock options exercised, and an amount of $5,786 related to exercised stock options was transferred from contributed surplus to capital stock.

Issuances during the three and nine-month periods ended July 31, 2013

[iii]	On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948. Of the total proceeds received for the flow-through shares, $1,742,297 was allocated to common shares and $493,651 to premium liabilities.

In addition, on July 25, 2013, the Corporation issued 1,012,000 units at a price of $0.50 per unit, for gross proceeds of $506,000. Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants (refer also to note 8[c]).

Further, on July 25, 2013, the Corporation also issued broker compensation options entitling the agents for the private placement to purchase a maximum of 203,094 common shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083, allocated to contributed surplus. The fair value of broker options was determined based on the Black-Scholes option pricing model using the weighted average assumptions as follows:

Risk-free interest rate	1.25%
Expected volatility	76%
Dividend yield	Nil
Expected life [in years]	1.5
Share price	$0.72
Fair value at grant date	$0.35

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

As at July 31, 2014, none of the broker options issued had been exercised.

In connection with the private placement, the Corporation paid cash commissions to agents of $224,996, issued broker compensation options of $71,083 and incurred other professional fees and expenses of $144,145 for a total of $440,224 which has been prorated between the share capital, warrants and premium liabilities of $349,360, $11,606 and $79,258 respectively.

[iv]	During the nine-month period ended July 31, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

[b] Stock Options

The outstanding options, excluding broker options and units, as at July 31, 2014 and October 31, 2013 and the respective changes during the nine-month period and the year then ended are summarized as follows:

	Nine-month period ended July 31, 2014		Year ended October 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	4,675,834	3.15	5,353,334	3.08
Granted	655,000	0.51	127,500	0.86
Exercised	(316,667)	0.10	(295,000)	0.15
Expired/cancelled	(800,000)	1.17	(510,000)	3.81

Outstanding, end of period	4,214,167	3.34	4,675,834	3.15

The weighted average share price of options exercised during the nine-month period ended July 31, 2014 was $0.49 [2013 – $1.05].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

The following options, excluding broker options and units, are outstanding and exercisable as at July 31, 2014:

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.01 to 0.749	697,500	4.54	0.52	425,833	0.51
0.75 to 1.499	50,000	3.54	0.97	33,333	0.97
1.50 to 2.249	305,000	4.14	2.01	305,000	2.01
2.25 to 2.999	885,000	5.74	2.71	885,000	2.71
3.75 to 4.499	1,526,667	6.26	4.44	1,526,667	4.44
4.50 to 5.249	500,000	6.22	4.69	500,000	4.69
5.25 to 5.999	250,000	6.44	5.72	250,000	5.72

0.00 to 5.999	4,214,167	5.69	3.32	3,925,833	3.52

The fair value of stock options granted during the three and nine-month periods ended July 31, 2014 and 2013 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three-month period ended July 31		Nine-month period ended July 31
	2014	2013	2014	2013
Risk-free interest rate	1.47%	1.13%	1.48%	1.56%
Forfeiture rate	4.73%	3.88%	4.90%	3.07%
Expected volatility	91%	99%	90%	97%
Dividend yield	Nil	Nil	Nil	Nil
Expected life [in years]	5.00	5.00	5.00	5.00
Fair value at grant date	0.36	$0.47	0.36	$0.63

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

In addition, as at July 31, 2014, the Corporation had outstanding, the following broker compensation options and units:

•

Options entitling holders to purchase a maximum of 203,094 common shares of the Corporation at an exercise price of $0.50 [October 31, 2013 – 203,094]. These options are exercisable until January 25, 2015.

•

Units entitling holders to purchase 613,008 units of the Corporation at an exercise price of $0.27 [October 31, 2013 – Nil]. These units are exercisable until July 17, 2016. Each unit comprises one common share of the Corporation and one common share purchase warrant entitling the holder to purchase one additional common share of the Corporation at $0.40 per share. Share purchase warrants are exercisable until July 17, 2017.

[c] Warrants

The outstanding warrants as at July 31, 2014 and October 31, 2013 and the respective changes during the quarter and year then ended are summarized as follows:

	Quarter ended July 31, 2014		Year ended October 31, 2013
	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $
Outstanding balance, beginning of year	506,000	0.80	—	—
Granted	11,025,485	0.40	506,000	0.80
Exercised	—	—	—	—
Expired	—	—	—	—

Outstanding balance, end of year	11,531,485	0.42	506,000	0.80

As at July 31, 2014, the warrants outstanding had a weighted average life of 2.89 years.

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Restricted Share Unit [“RSU”] Plan and the Deferred Share Unit [“DSU”] Plan to complement the 2012 Stock Option Plan. Under these plans, RSUs may be granted to executives and key employees, and DSUs may be granted to directors and key executives, as part of their long-term compensation packages.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

RSUs vest over the period of a “Performance Cycle”, defined as the period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted [a period of up to three years]. DSUs vest immediately, and DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

RSUs and DSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: [i] common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or [ii] cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date. DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder. All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation.

The outstanding RSUs and DSUs as at July 31, 2014 and October 31, 2013 and the respective changes during the quarter and the year then ended are summarized as follows:

	Restricted Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Nine-month period ended July 31, 2014		Year ended October 31, 2013
Outstanding, beginning of period	—	—	125,000	1.73
Granted	110,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	(125,000)	1.73

Outstanding, end of period	110,000	0.48	—	—

Units exercisable	—	—	—	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

8. SHARE CAPITAL [Cont’d]

	Deferred Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Nine-month period ended July 31, 2014		Year ended October 31, 2013
Outstanding, beginning of period	150,000	1.73	150,000	1.73
Granted	175,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	—	—

Outstanding, end of period	325,000	1.06	150,000	1.73

Units exercisable	—	—	—	—

[e] Stock-based compensation

For the three and nine-month periods ended July 31, 2014 included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of $81,568 and $200,078 respectively [2013 – $7,067 and $(91,758) respectively]. For the three and nine-month periods ended July 31, 2014, included in exploration and evaluation assets was a stock-based compensation expense of $20,404 and $96,993 [2013 – $17,721 and $472,735 respectively].

9. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and nine-month periods ended July 31, 2014, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $56,250 respectively [2013 – $18,750 and $56,250 respectively].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

9. RELATED PARTY TRANSACTIONS [Cont’d]

[b]	During the three and nine-month periods ended July 31, 2014, the Corporation incurred fees to law firms of which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2014, the total amount for such services provided was $187,293, of which $10,391 was recorded in professional fees, $176,887 was recorded in issue costs and $15 was recorded in exploration and evaluation assets [2013 – $59,745, $62,767 and $21,195 respectively]. For the nine-month period ended July 31, 2014, the total amount for such services provided was $386,798, of which $117,852 was recorded in professional fees, $19,892 was recorded in investor relations, $237,532 was recorded in issue costs and $11,522 was recorded in exploration and evaluation assets [2013 – $177,489, $19,585, $62,767 and $185,861 respectively]. As at July 31, 2014, an amount of $248,535 [October 31, 2013 – $52,731] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[c] Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the three and nine-month periods ended July 31, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three-month period ended July 31		Nine-month period ended July 31
	2014	2013	2014	2013
	$	$	$	$
Salaries and employee benefits	199,460	160,749	602,036	521,977
Directors’ fees	60,000	53,750	167,500	161,250
Stock compensation	70,205	12,164	215,206	22,832

	329,665	226,663	984,742	706,059

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

10. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the Loan Facility and the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual, to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

The Corporation’s investments are classified as follows:

			July 31, 2014		October 31, 2013
	Classification	Fair value level	Carrying value $	Fair Value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	1,900	1,900	1,600	1,600

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

July 31, 2014

10. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation is not exposed to any significant credit risk as at July 31, 2014. The Corporation’s cash and cash equivalents is deposited with a major Canadian chartered bank and is held in highly-liquid investments.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at July 31, 2014, the Corporation had a total of $3,617,412 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation has a Loan Facility with Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5%. In addition, the Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on the amounts drawn down on its Loan Facility and its exposures to cash and cash equivalents as at July 31, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a increase or decrease of $180 respectively in comprehensive loss before income taxes.

The rates as at July 31, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% [October 31, 2013 – range of 1.20%-1.50%] and 0.10% [October 31, 2013 – 0.10%], respectively. The rate as at July 31, 2014 for the Corporation’s Loan Facility was 8.5% [October 31, 2013 – 8.5%].